Exhibit 99.1

IsoEnergy Continues Systematic Drill Testing at Flatiron, Targeting Growth Near Tony M Mine, Utah and Provides Bulk Sample Update

TORONTO, April 23, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy" or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce the continuation of its U.S. exploration program, focused on advancing its uranium projects in southeast Utah (Figure 1). The 2026 program will include the completion of seven additional surface rotary drill holes with core tails, totaling 11,000 feet on the Flatiron Project ("Flatiron" or the "Project"), located in the Henry Mountains uranium district, approximately seven miles northwest of the Company's past-producing Tony M uranium mine ("Tony M") (Figure 2). Drill mobilization to the project is complete and drilling is expected to begin shortly.

This program builds on three drill holes completed late in 2025 and represents the next phase of systematic drilling at Flatiron, targeting follow-up of historical regional exploration conducted by Plateau Resources in the early 1980s.

IsoEnergy staked the 370 lode claims that comprise the Project in 2024, later adding two Utah state leases to bring the total land position to 8,800 total acres. The Project is one of the largest contiguous land positions in the historical Henry Mountain District, where approximately 1.4 million lbs of U3O8 has been produced to date1.

Strategically located along the projection of the trends of uranium mineralization from IsoEnergy's Tony M deposit and Energy Fuels' Bullfrog deposit (Energy Fuels Inc. (NYSE American: UUUU; TSX: EFR), Flatiron benefits from a proven geological setting. Plateau Resources, the original developers of these deposits, previously conducted wide-spaced, district-scale drilling to identify uranium mineralization concealed beneath surface cover. These historic holes were drilled on centers of more than one-mile, with two of the highest-priority results located within the current Flatiron claims. (Figure 2). Before Plateau Resources could advance these targets, depressed uranium prices in the 1980s forced the closure of regional mines. IsoEnergy's drill program is the first to follow up on this work, positioning the Company to unlock growth potential in the Henry Mountain District.

_________________________________
[1] Mills, S.E. and Jordan, B., 2021, Uranium and vanadium resources of Utah--an update in the era of critical minerals and carbon neutrality: Utah Geological Survey Open-File Report 735, 26 p., 1 appendix, https://doi.org/10.34191/OFR-735.

The target unit for the Flatron drilling is the lowest sandstone unit of the Salt Wash Member of the Morrison Formation. This is the primary uranium host unit across the Henry Mountain district. This distinct sandstone package contains a suitable amount of reductant material and the hydrogeologic setting for uranium mineralization of commercially viable grade. Low grades of vanadium are also expected to be encountered in the host unit. Three drill holes completed in the target area in late 2025 provided information on the interpreted location of the sandstone channel that is a potential mineralization control which has been used to plan the 2026 drill holes.

Figure 1: IsoEnergy’s uranium projects in southeast Utah. (CNW Group/IsoEnergy Ltd.)

IsoEnergy Ltd.
Garfield County, Utah USA
Esri, USGS
Historical Drillholes
0.208% eU_3O_8/ 2'
and
0.140% eU_3O_8/ 2'
Energy Fuels - Bull Frog Deposit[3]
10.5 mlbs eU_3O_8 Indicated at 0.30% eU_3O_8
3.4 mlbs eU_3O_8 Inferred at 0.28% eU_3O_8
Flatiron
IsoEnergy - Tony M Mine[2]
6.6 mlbs eU_3O_8 Indicated at 0.28% eU_3O_8
2.2 mlbs eU_3O_8 Inferred at 0.27% eU_3O_8
TonyM
T33S R11E
T34S R10E
T34S R11E
T34S R12E
T35S R10E
T35S R11E
T35S R12E
T36S R11E
UT 276
Mill
Underground Workings
State Road
IsoEnergy Ltd.
Drilling Target Area
Areas of Known Mineralization
Energy Fuels Resources
Townships
0
1
2
Miles
Shootaring Canyon Mill

Figure 2: Flatiron drilling target area proximity to the IsoEnergy’s Tony M and Energy Fuel’s Bullfrog deposits. (CNW Group/IsoEnergy Ltd.)

[2]See Qualified Person Statement below.

3As reported in the Technical Report on the Bullfrog Project, Garfield County, Utah, USA Report prepared in accordance with NI 43-101 for Energy Fuels Inc. by SLR International Corporation; Mark B. Mathisen, Qualified Person, Effective Date December 31, 2024.

Bulk Sample Update

The Company has completed the mining component of the bulk sample at the Tony M Mine, which was announced on January 7, 2026 (the "Bulk Sample"). Working with Gen X Mining Contractors, the Company mined ~2,100 tons of mineralized material (the "Material") without any injuries or lost time. The Material is safely stored at Tony M. The Bulk Sample has allowed the Company to successfully test plans and procedures for operations, including health and safety, ground control, ventilation, drilling and blasting, and grade control. Various types and sizes of mining equipment and approaches to mining were tested, allowing the Company to collect a significant amount of important data around mining rates, sequencing, equipment sizing, costs, dilution, grade control, and operational procedures.  This data will be analyzed over the coming months and is expected to be incorporated into an NI 43-101 Preliminary Economic Assessment (the "PEA"). The PEA will provide details of the scope and economics of potential production and the uranium price that will incentivize operations to begin. The Company is in the final stage of consultant selection and expects to complete the PEA prior to year end.

The Company plans to deliver the Material to Energy Fuels' White Mesa Mill (the "Mill") for processing; however, is investigating undertaking a larger-scale ore sorting/upgrading program using the Material prior to sending it to the Mill. As disclosed in the Company's January 7, 2026 news release announcing the Bulk Sample program, both technologies had demonstrated encouraging results during 2025 small-scale testing: high-pressure slurry ablation showed the potential to recover more than 90% of the uranium into roughly 25% of the original mass, while mineralized material sorting achieved over 90% recovery into roughly 50% of the original mass for amenable material. If successful at larger scale, this has the potential to significantly reduce hauling and processing costs during possible future mine operations.

Philip Williams, CEO and Director commented, "Restarting drilling at Flatiron and the completion of the Tony M Bulk Sample represent two important components of IsoEnergy's U.S. strategy. Our exploration program is focused on systematically building on decades of historical work to unlock the potential of the Henry Mountain District, while the results from the bulk sample simultaneously aid in de-risking Tony M for production. The data we are generating today will directly shape the economics of our PEA and our path to becoming a uranium producer and credit our team with having achieved all of this with zero lost-time incidents."

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dr. Dan Brisbin, P.Geo., IsoEnergy's Vice President, Exploration, who is a "Qualified Person" (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects).

For additional information with respect to the current mineral resource estimate for IsoEnergy's Tony M deposit, please refer to the Technical Report prepared in accordance with NI 43-101 entitled "Technical Report on the Tony M Project, Utah, USA" dated September 9, 2022.  This news release refers to properties other than those in which IsoEnergy has an interest and the QPs have been unable to verify that information. Mineralization on those other properties is not necessarily indicative of mineralization on IsoEnergy's properties.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource. IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements may relate to details of the Bulk Sample program and planned processing activities and the results thereof; expectations with respect to any potential restart decision with respect to the Company's US projects and the anticipated timing thereof; permitting, development or other work that may be required to bring any of the projects into development or production; the completion of planned technical studies and the expected results thereof; expectations regarding completion of technical and economic assessments, including the PEA and anticipated timing thereof; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration and development activities are as anticipated; assumptions that the results of planned technical work programs and technical and economic assessments are as anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; assumptions regarding uranium market conditions and policy shifts; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of technical work programs and technical and economic assessments being different than anticipated; changes in development and production plans based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Regarding Presentation of Mineral Resource Estimates

The mineral resource estimates included in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the "SEC").  Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For further information, please contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 23-APR-26